Credit Suisse Commercial Mortgage Securities Corp.
11 Madison Avenue
New York, New York
(212) 325-2000

January 24, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Commercial Mortgage Securities Corp. Registration Statement on Form SF-3 (File No. 333-261687)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Credit Suisse Commercial Mortgage Securities Corp. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 3:00 p.m., Washington, D.C. time, on January 26, 2022 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE ON FOLLOWING PAGE}

CSCMSC Shelf Acceleration Request

Very truly yours,

CREDIT SUISSE COMMERCIAL MORTGAGE SECURITIES CORP.

By:	/s/ Julia C. Powell
	Name:	Julia C. Powell
	Title:	President and Chief Executive Officer

cc:	Robert Kim, Esq. Kahn Hobbs, Esq.

CSCMSC Shelf Acceleration Request